September 15, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Ibolya Ignat
Mary Mast

Re: Comment Letter dated September 8, 2023
Arcutis Biotherapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 28, 2023
File No. 001-39186

To the addressees set forth above:

On behalf of Arcutis Biotherapeutics, Inc. (the “Company”), we hereby submit this letter in response to the comment made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter from the Staff dated September 8, 2023 (the “Staff Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2022 filed with the Commission on February 28, 2023 (the “Form 10-K”), as well as the Company’s Form 10-Q for the quarter ended March 31, 2023 filed with the Commission on May 9, 2023 (the “Q1 Form 10-Q”) and Form 10-Q for the quarter ended June 30, 2023 filed with the Commission on August 8, 2023 (the “Q2 Form 10-Q”). For your convenience, we restate the comment from the Staff Letter in bold before our response.

Form 10-K for Fiscal Year Ended December 31, 2022

Exhibits 31.1 and 31.2, page 109

1.We note that your certifications filed as Exhibits 31.1 and 31.2 with your annual report and subsequent interim reports do not include reference to internal control over financial reporting in the introductory language in paragraph 4. Please file an amendment to your annual report and subsequent interim reports that include updated Section 302 and 906 certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Refer to Compliance and Disclosure Interpretation 246.13 on Regulation S-K for further guidance.

Response:

The Company acknowledges to the Staff that it inadvertently omitted the referenced introductory language in paragraph 4 from the certifications filed as Exhibits 31.1 and 31.2 to its Form 10-K, Q1 Form 10-Q and Q2 Form 10-Q. The Company will file on the date hereof amendments to the Form 10-K, Q1 Form 10-Q and Q2 Form 10-Q to provide the revised certifications.

* * * *

Please do not hesitate to contact me by telephone at (714) 755-8051 with any questions or comments regarding this correspondence.

Sincerely,
/s/ Ross McAloon

Ross McAloon
of LATHAM & WATKINS LLP

cc:
Frank Watanabe, Arcutis Biotherapeutics, Inc.
John Smither, Arcutis Biotherapeutics, Inc.
Masaru Matsuda, Arcutis Therapeutics, Inc.
Shayne Kennedy, Latham & Watkins LLP